VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

December 11, 2015

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Dear Ms. Browning:

This letter responds to comments provided to Jay Stamper on December 4, 2015, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 56 (the “Amendment”) to the Registration Statement of Voya Separate Portfolios Trust (the “Registrant”) filed on October 19, 2015 to the Registration Statement on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL

1.                                      Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or the SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant so confirms.

2.                                      Comment:                                     The Staff requested that the Registrant confirm for the Staff the acknowledgement that the purpose of a Rule 485(b) filing is not meant to include material information.  In addition, the Staff requested that the Registrant provide the missing information in the fee tables in conjunction with the Registrant’s response to the Staff’s comments.

Response:                                        The Registrant acknowledges the purpose of a Rule 485(b) filing. Additionally, it is the Registrant’s understanding that it is general industry practice to file Rule 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

3.                                      Comment:                                     The Staff requested that the Registrant acknowledge the provisions of Rule 409 and to the extent information is available to please make it available to the Staff.

Response:                                        The Registrant acknowledges the provision of Rule 409 and the requested information will be provided, as required, in the Rule 485(b) filing.

4.                                      Comment:                                     The Staff requested with respect to any legal references made throughout the prospectuses that the Registrant explain the meaning of those references (for example in several places the disclosure states that a fund may invest on other investment companies, including exchange-traded funds, to the extent permitted under the 1940 Act).

Response:                                        The Registrant appreciates the Staff’s comment but believes the language adequately and accurately describes the Funds’ principal investment strategies.

PROSPECTUS

Fees and Expenses of the Fund

5.                                      Comment:                                     The Staff requested that the Registrant revise the section entitled “Shareholder Fees” to conform to Item 3 of Form N-1A as the captions in this section should be set out horizontally as presented in Item 3.

Response:                                        The Registrant appreciates the Staff’s comment but believes that pursuant to Rule 421(a) this information which is set out in a tabular format is substantially similar to Item 3. In addition, the Registrant believes that this presentation is more helpful to a shareholder.

6.                                      Comment:                                     The Staff requested that the Registrant confirm that the expense ratios reflected in the section entitled “Annual Fund Operating Expenses” includes any leverage costs.

Response:                                        If the Funds did have any leverage costs, the Registrant confirms that such costs would be included in the expense ratios.

7.                                      Comment:                                     With respect to footnote 5 to the section entitled “Annual Fund Operating Expenses,” the Staff requested that the Registrant confirm that all material aspects of the waiver appear in the footnote and that the Registrant also confirm that all contractual agreements with respect to the waiver will be filed as exhibits in a subsequent Post-Effective Amendment.

Response:                                        The Registrant so confirms.

8.                                      Comment:                                     The Staff noted that footnote 5 to the section entitled “Annual Fund Operating Expenses,” states that the waiver is subject to possible recoupment by the investment adviser.  The Staff requested that the Registrant revise this disclosure to state that the amount of the recoupment shouldn’t be more than amounts waived under the agreement.

Response:                                        The Registrant appreciates the Staff’s comment but believes this disclosure adequately describes the materials terms of the waiver agreement.  In addition, terms of recoupment are adequately disclosed in the section entitled “Expense Limitations” in the Funds’ statement of additional information.

9.                                      Comment:                                     The Staff requested that the Registrant revise the table in the section entitled “Expense Example” to conform to Item 3 of Form N-1A and Instruction C(3)(b) which states that Items 2 through 8 may not include disclosure other than that required or permitted by those Items and the Staff requested that the Registrant delete the term “Share Status” from the table.

Response:                                        The Registrant appreciates the Staff’s comment but believes that pursuant to Rule 421(a) this information, which is set out in a tabular format, is substantially similar to Item 3.

Principal Investment Strategies

10.                               Comment:                                     The Staff requested that the Registrant confirm that all investment types listed in “Principal Investment Strategies” section have corresponding risks in the “Principal Risks” section.

Response:                                        The Registrant has reviewed the “Principal Risks” and believes that they are appropriate given the Funds’ “Principal Investment Strategies.”

11.                               Comment:                                     As the Funds may invest in underlying funds that are affiliated and not affiliated, the Staff requested that the Registrant revise the principal investment strategies to state that the underlying funds could be affiliated or not affiliated.

Response:                                        The Registrant has revised the disclosure as requested.

12.                               Comment:                                     With respect to the 4th paragraph of the principal investment strategies which lists the types of equity securities in which the Funds may invest, the Staff requested that the Registrant confirm that the Funds will not invest directly in foreign securities.

Response:                                        The Registrant confirms.

13.                               Comment:                                     With respect to the fifth paragraph of the principal investment strategies which lists the types of debt instruments in which the underlying funds may invest, the Staff requested that the Registrant also include disclosure to indicate the maturities and durations of these debt instruments as there is currently no indication.  In addition, the disclosure in this paragraph includes the statement “…but are not limited to,” the Staff requests that this statement be removed as Form N-1A requires you to list all of the principal investment strategies of the Funds.

Response:                                        The Registrant appreciates the Staff’s comment and will consider revising with the Funds’ next annual update.

14.                               Comment:                                     With respect to the paragraphs following the fifth paragraph that begins to describe the types of direct investments in which the Funds may invest, the Staff requested that the Registrant consider revising to make it clearer to the shareholder that these are direct investments and not through underlying funds.

Response:                                        The Registrant appreciates the Staff’s comment but believes the disclosure is appropriate to reflect that the Funds may invest directly in such investments.

15.                               Comment:                                     With respect to the 6th paragraph which discloses that the Funds may invest in exchange-traded notes, the Staff requested that the Registrant include a definition of exchange-traded notes and include appropriate risks.  In addition, the Staff requested that the Registrant include the types of exchange-traded notes and exchange-traded funds and include specific risks with respect to these investments.

Response:                                        The Registrant discloses the investment strategies and risks of the Underlying Funds in which a Fund may invest more than 5% of its assets under the section titled “Key Information about the Underlying Funds” in the Funds’ prospectus. In addition to this disclosure, the Registrant believes that the principal risks of investing in exchange-traded funds generally are covered under the risk entitled “Other Investment Companies” in the Fund’s prospectus and statement of additional information. With respect to exchange-traded notes, the Funds include disclosure about the exchange traded note (including its risks) under “Key Information about the Underlying Funds.” The Registrant appreciates the Staff’s comment and will consider adding additional disclosure in connection with risks associated with exchange traded notes at the Funds’ next annual update.

16.                               Comment:                                     With respect to the 7th paragraph which discusses Funds’ investments in derivatives, the Staff requested that the Registrant confirm that the derivatives disclosure for each Fund describes the specific derivative instruments, and their related risks, that the Funds will use to achieve their investment objective.  The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:                                        The Registrant confirms.

17.                               Comment:                                     The Funds’ principal investment strategies indicate that they can invest in credit default swaps, the Staff requested that the Registrant confirm that the Funds would segregate the full notional value of the credit defaults swaps.

Response:                                        The Registrant confirms.

18.                               Comment:                                     The Funds’ principal investment strategies indicate that they can invest in total return swaps, the Staff requested that the Registrant confirms that the Funds would set aside the appropriate amount of segregated assets for these investments.

Response:                                        The Registrant confirms.

19.                               Comment:                                     The potential uses of derivatives in the Funds’ principal investment strategies seem to indicate that one use is for speculative purposes, please provide plain English for this discussion.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the disclosure complies with the “plain English” requirement.

Principal Risks

20.                               Comment:                                     The Staff requested that the Registrant add risks regarding investments in affiliated underlying funds and unaffiliated underlying funds (for example conflicts of interest, etc.).

Response:                                        The Registrant has revised the disclosure in the section entitled “Conflicts of Interest” in the Funds’ prospectus in response to the Staff’s comment.

21.                               Comment:                                     The Staff noted that on page 59 of the SAI, the Registrant includes a discussion on the Funds’ borrowing but there does not seem to be a non-fundamental investment restriction which would limit the Funds’ borrowings and it would appear that the Funds’ have unfettered ability to leverage.  Please include strategies and risks that the Funds may leverage.

Response:                                        The Registrant appreciates the Staff’s comment but declines to make the requested change.  The 1940 Act restricts the amount the Funds may borrow for investment purposes.  Further, borrowing for investment purposes is not a part of the Funds’ principal investment strategies and therefore the Registrant believes the disclosure is adequate.

22.                               Comment:                                     With respect to the “Other Investment Companies” risk, the Staff commented that if the underlying funds in which the Funds may invest have different principal investments strategies and principal risks than those of the Funds to please disclose that in the risk.

Response:                                        The Registrant appreciates the Staff’s comment but believe the strategies and risks of the underlying funds are disclosed in the section entitled “Key Information about the Underlying Funds.”

23.                               Comment:                                     The Staff commented that if return of capital is a possibility on the Funds’ distributions, please include a risk to that effect.

Response:                                        The Registrant does not believe that return of capital is a principal risk of the Funds.  Further, to the extent required under Section 19 of the 1940 Act, the make-up of any distributions is reported to shareholders.

24.                               Comment:                                     The Staff commented that if the Advisory fees for the affiliated underlying funds in which the Funds may invest are not going to be waived, to add a risk that those fees will not be waived.

Response:                                        The Registrant appreciates the Staff’s comment but believes the “Other Investment Companies” risk adequately disclosed that shareholders will bear a proportionate share of the underlying funds fees and expenses.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

25.                               Comment:                                     The Staff requested that the Registrant confirm that all non-principal investment strategies and risks are included in the SAI per Item 16(b).

Response:                                        The Registrant confirms.

26.                               Comment:                                     The Staff requested that the Registrant revise the disclosure in the subsection entitled “Concentration” found on page 3 to include the reference “or group of industries.”

Response:                                        The Registrant appreciates the Staff’s comment but respectfully declines to make the change requested. The Staff’s views on industry concentration were discussed in Guide 19 to Form N-1A, adopted by the SEC when it first adopted Form N-1A to assist registrants in the form’s preparation, in which industry concentration is defined as an investment of more than twenty-five (25) percent of the value of a fund’s assets in any single industry.(1) Consequently, the Registrant believes the reference to an “industry” is appropriate.

27.                               Comment:                                     The Staff requested that the Registrant include in the SAI, where appropriate, that the Funds will consider the concentration policies of the underlying funds when determining the compliance of their own concentration policies.

Response:                                        The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement to “look through” its investments in an underlying fund to the underlying securities held by the underlying fund for purposes of determining compliance with its policy on concentration.

28.                               Comment:                                     With respect to the section entitled “Supplemental Description of Fund Investments and Risks — Investments, Investment Strategies, and Risks,” the Staff noted that the Funds’ non-principal investment strategies over the Funds’ principal investment strategies need to be more clearly noted. The purpose of the SAI is not to repeat the principal investment strategies and risks.

Response:                                        The Registrant appreciates the Staff’s comment but declines to make the requested change.  The Funds’ SAI provides disclosure regarding investment strategies beyond that disclosed in the prospectus and although such disclosure may be otherwise discussed in the prospectuses, the Registrant does not believe it is precluded from providing in the statement of additional information as well.

29.                               Comment:                                     With respect to the discussion of borrowing beginning on page 59, the Staff asked if the Funds have a percentage of assets that the Funds would borrow and if so, to please include disclosure as to that amount.

Response:                                        The Registrant appreciates the Staff’s comment but declines to make the requested change. The Funds borrowing are limited by the Funds’ fundamental investment restriction No. 3 which is disclosed on page 68.

30.                               Comment:                                     With respect to the discussion of borrowing beginning on page 59, the Staff requested that the Registrant include disclosure at the end of the first paragraph that the Funds would continuously monitor its program of asset coverage.

Response:                                        The Registrant confirms that this program is continuously monitored.  However, we do not believe this disclosure is required.

(1)                                 Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

31.                               Comment:                                     If the Funds may pledge, mortgage, or hypothecate assets to secure borrowings, please disclose this as a non-fundamental investment policy and state fully how the Funds may engage in that policy and may not exceed 1940 Act limits.

Response:                                        The Registrant appreciates the Staff’s comment but believes this is not required by Form N-1A.

32.                               Comment:                                     The Staff requested that the Registrant revise fundamental investment restriction No. 1 regarding concentration in any one industry to include “or group of industries.”

Response:                                        The Registrant appreciates the Staff’s comment, but believes that revising the fundamental policies in this manner would require a shareholder vote.  In addition, please also see the Registrant’s response to Comment No. 26 above.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:          Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

APPENDIX A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

December 11, 2015

VIA EDGAR

Ms. Kimberly Browning

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Dear Ms. Browning:

Voya Separate Portfolios Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Funds

Attachments

cc:        Elizabeth J. Reza, Esq.